Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HALCÓN RESOURCES CORPORATION

Pursuant to Section 242 of the

Delaware General Corporation Law

Halcón Resources Corporation, a corporation existing under the laws of the State of Delaware (the “Corporation”), by its Chairman and Chief Executive Officer, hereby certifies as follows:

1.                                      The name of the Corporation is “Halcón Resources Corporation”.

2.                                      Article Fourth of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read in full as provided in the following indented paragraphs:

“FOURTH:  The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 1,341,000,000, of which 1,340,000,000 shares shall be Common Stock of the par value of $.0001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $.0001 per share.

A.                                    Preferred Stock.  The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors (the “Voting Stock”), voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B.                                    Common Stock.  Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.”

3.                                      This Certificate of Amendment shall become effective upon filing with the Secretary of State of the State of Delaware.

4.                                      The board of directors of the Corporation duly adopted this Certificate of Amendment and declared said amendment to be advisable and in the best interests of the Corporation and its stockholders, all in accordance with Sections 141 and 242 of the Delaware General Corporation Law.

5.                                      This Certificate of Amendment was duly adopted by the affirmative vote of holders of a majority of all of the Corporation’s outstanding common stock entitled to vote in accordance with the provisions of Sections 228 and 242 of the Delaware General Corporation Law.

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IN WITNESS WHEREOF, this Certificate of Amendment has been executed on behalf of the Corporation by its Chairman and Chief Executive Officer, this 22nd day of May, 2014.

HALCÓN RESOURCES CORPORATION

By:	/s/ Floyd C. Wilson
Floyd C. Wilson
Chairman and Chief Executive Officer